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November 13, 2017	Daniel S. Clevenger 617 832 1283 direct dclevenger@foleyhoag.com

Via EDGAR

Mr. Russell Mancuso Branch Chief Office of Electronics and Machinery United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street, NE Washington, DC 20549

Re:	Sensata Technologies Holding plc Registration Statement on Form S-4 Filed September 29, 2017 File No. 333-220735

Dear Mr. Mancuso:
On behalf of Sensata Technologies Holding plc (“Sensata”), please find transmitted herewith for filing Sensata’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017 (File No. 333-220735) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(A) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of Amendment No. 1 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 1.
Amendment No. 1 is being filed principally in response to comments of the Staff set forth in the Commission’s letter of October 26, 2017 (the “Letter”). The headings and

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November 13, 2017

numbered paragraphs below correspond to the headings and numbered paragraphs of the Letter. References to page numbers (other than in headings taking from the Letter) are to pages of the proxy statement/prospectus that forms part of the Registration Statement (the “Prospectus”) as revised and included in Amendment No. 1. Other changes have also been made to the Registration Statement in Amendment No. 1, as indicated in the marked materials.
A further supplemental response to Comment 6 in the Letter will be submitted separately.
On behalf of Sensata, we respond to the specific comments of the Staff as follows:
Reasons of the Merger, page 17
1.    Disclose all material reasons for the transaction, and revise the first sentence of this section to remove any implication that you have omitted materials reasons.
Response:    Sensata has revised the first sentence of this section to confirm that the reasons disclosed for the Merger, as updated in Amendment No. 1, constitute all of the material reasons for the transaction.
2.    Revise the first bullet point to demonstrate the “significant” increase in your presence in the UK and the extent of your UK presence versus your presence in other jurisdictions; include the date of the relevant transactions. Quantify where possible.
Response:    The first bullet point has been revised and augmented as suggested.
3.    Revise the second bullet point to clarify what you mean by “shareholder friendly corporate governance environment.” Also address the nature and date of any material changes to the corporate governance environment of your current and planned jurisdictions of incorporation.
Response:    The second bullet point has been revised and augmented to clarify why Sensata believes that the UK is generally thought by investors to be a shareholder-friendly corporate governance environment. Sensata is not undertaking the transaction in response to any specific changes to the corporate governance environment of its current or planned jurisdictions of incorporation and does not propose to include a description of any such changes.
4.    We note the disclosure in your third bullet point. Clarify how the reincorporation will allow you to increase your flexibility and effectiveness in allocating and deploying capital.
Response:    The third bullet has been revised and augmented as suggested.

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5.    Revise the last bullet point to identify the relevant tax treaty and the nature of the benefits.
Response:    The last bullet point has been revised and augmented as suggested.
6.    Provide us a copy of reports mentioned on page 34 and the materials provided to the Board in connection with the reports. Also provide the disclosure required by Item 1015(b) of Regulation M-A, and file the appropriate consents.
Response:    A copy of the reports of BDO LLP (“BDO”) and Auren Audit & Assurance Amsterdam B.V. (“Auren”), the independent experts identified in the Prospectus, together with the joint report of the directors of Sensata and Sensata Technologies Holding N.V. (“Sensata-Netherlands”) and the materials provided to the Board in connection with the reports will be provided supplementally. The Prospectus has been updated to provide the disclosure required by Item 1015(b) of Regulation M-A regarding each of BDO and Auren and their respective reports, and consents of BDO and Auren have been filed with Amendment No. 1.
Material Tax Considerations Relating to the Merger, page 42
7.    Address the material federal income tax consequences of the transaction to a person who exercises appraisal or withdrawal rights or who receives cash as a result of a squeeze-out of minority shareholders.
Response:    The disclosure under Material Tax Consequences Relating to the Merger — U.S. Federal Income Tax Considerations on page 44 has been augmented as suggested.
Withholding Tax, page 46
8.    Disclose the extent to which shareholders can exercise withdrawal rights before their aggregate cash compensation will cause the merger to give rise to dividend withholding tax.
Response:    The disclosure under Material Tax Consequences Relating to the Merger — Dutch Tax Considerations — Withholding tax on page 46 has been revised and augmented to describe the circumstance under which payments of cash compensation received by the holders of ordinary shares who exercise withdrawal rights will be subject to Dutch dividend withholding tax. Because the amount, if any, of any such payment that will be subject to Dutch dividend withholding tax is dependent on the amount by which the cash compensation paid exceeds the average capital recognized by Sensata-Netherlands as paid-up on its ordinary shares at the time of the consummation of the merger, Sensata cannot provide specific guidance as to what level of cash compensation will cause the exercise of withdrawal rights to give rise to Dutch dividend withholding tax. In order to assist holders in understanding the potential impact of Dutch dividend withholding tax on cash compensation paid to holders of ordinary shares who elect to exercise withdrawal rights, in

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Amendment No. 1, Sensata has provided the average capital recognized by Sensata-Netherlands as paid-up on its ordinary shares as of September 30, 2017.
9.    We note the assumption in this section. Clarify why you cannot determine whether Sensata-UK is considered a tax resident in the Netherlands. Discuss the possible alternative tax consequences and risks to investors.
Response:    The disclosure under Material Tax Consequences Relating to the Merger — Dutch Tax Considerations — Withholding tax on page 47 has been revised and augmented to describe the factors used to determine whether a company not organized under the laws of the Netherlands will nonetheless be determined to be tax resident in the Netherlands and to describe the alternative tax consequences and risks to investors.
General, page 49
10.    Investors are entitled to rely on your disclosure. Revise the third paragraph of this section accordingly. For guidance, see section III.D.1 of Staff Legal Bulletin No. 19.
Response:    The disclosure on Material Tax Consequences Relating to the Merger — UK Tax Considerations — General on page 49 has been revised as suggested.
Transfers of Ordinary Shares, page 50
11.    It appears that the last paragraph of this section is addressing the tax consequences of the issuance of shares in this transaction. File the opinion required by Regulation S-K Item 601(b)(8) regarding this disclosure. We also note the uncertainty represented by the word “should” in your disclosure. For guidance regarding disclosure when tax consequences are uncertain, see Section III.C.1 and III.C.4 of Staff Legal Bulletin No. 19.
Response:    The opinion of Clifford Chance LLP, the Company’s English legal adviser, regarding the UK tax consequences of the Merger has been filed with Amendment No. 1 as Exhibit 8.3. The disclosure under Material Tax Consequences Relating to the Merger — UK Tax Considerations — Transfers of Ordinary Shares has been revised and augmented as suggested.

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Exhibits
12.    File opinions that do not exclude or assume material facts or conclusions of law that are a necessary requirement of the ultimate opinion. We note for example exhibit 5.1 paragraph 1.3.5; the last parenthetical phrase in section 2, Sections 1(c) and (d), 2 and 3 of Schedule 2; and Sections 1(a)(ii) and (iv) of Schedule 3. We also note assumptions (ii), (iii), (v) and (vi) in the third paragraph of exhibit 8.1, and the last assumption in Schedule 1 of exhibit 8.2. For guidance, please refer to Section II.B.3.a and III.C.3 of Staff Legal Bulletin No. 19.
Response:    The assumptions and exclusions in the opinions filed with Amendment No. 1 as Exhibits 5.1, 8.1 and 8.2 have been narrowed to make clear that material facts or conclusions of law that are a necessary requirement of the ultimate opinion are not assumed or excluded.
With respect to the assumptions included in Section 2 of Schedule 2 of Exhibit 5.1, Sensata is advised by Clifford Chance LLP that these assumptions are invariably included in English-law opinions of this type and relate to factual matters. In particular, the assumptions set forth in Sections 2(a) and 2(b) of Schedule 2 of Exhibit 5.1 relate to the compliance by the directors with their statutory duties under English law, and the exercise of the directors' judgment and subjective assessment of factors relevant to their analysis cannot be the subject of a legal opinion. The assumption in Section 2(c) of Schedule 2 relates solely to the fact that additional ordinary shares, or securities convertible into ordinary shares, have not been issued by Sensata, such that Sensata would not have sufficient authorized share capital to issue the ordinary shares in the merger. This is understood not to be the case, but is a question of fact and therefore cannot be the subject of an opinion as to matters of law and must be included as an assumption. Lastly, the assumption set forth in Section 3 of Schedule 2 is necessary as the opinion giver must be able to rely on the factual accuracy and completeness of the responses received in response to searches and enquiries made of certain English officials at the time those searches and enquiries are made. The wording regarding the experience of the opinion giver regarding the limitations of such searches and enquiries has been deleted.
Exhibit 5.1
13.    File an opinion based on all relevant facts, not merely selected facts as currently indicated in paragraph 1.3.1 of this exhibit.
Response:    Paragraph 1.3.1 of Exhibit 5.1 has been revised to confirm that the documents described therein constitute the only documents that Clifford Chance understands to be in existence and relevant to the valid issuance of the Shares and that the searches and enquiries referenced therein consist of the searches typically undertaken in connection with the giving of an English legal opinion of this type.

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14.    Please tell us the difference between shares being “fully paid” and “credited as fully paid,” and provide us your analysis of whether an opinion regarding shares being “credited as fully paid” addresses the requirements of Regulation S-K Item 601(b)(5). Also, file an opinion that addresses whether the ordinary shares will be non-assessable, meaning that the security holder is not liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. For guidance, please refer to Section II.B.1.c of Staff Legal Bulletin No. 19.
Response:    With respect to paragraph 2 of Exhibit 5.1, Sensata is advised by Clifford Chance LLP that under English law and practice, a share is considered to be “fully paid” if the amount payable for the share has been paid in full and actually received by the issuing company. This is in contrast to the term “partly paid,” which indicates that a sum is still due to the issuing company from the recipient shareholder. Where a company receives something other than cash consideration for the issue of a share, the shares are generally referred to as “credited as fully paid” meaning that on receipt of the non-cash consideration, provided the value of the non-cash consideration is at least equal to the payment due for the share, the issuer's share registers are written up on the basis that the issuer has received all payment due on the issue of the share and nothing further is required from the recipient shareholder. In addition, because the term "non-assessable" has no recognized legal meaning under English, Clifford Chance LLP have advised that they cannot give an English law legal opinion on a U.S. term of art. The opinion does however make clear that "no further amounts will be payable to Sensata-UK in respect of the issue of those shares."
In light of the foregoing, and because Sensata will receive the assets of the entire current Sensata Technologies Holding NV group as a result of the merger, such assets constituting the full non-cash consideration for the issuance of the Sensata ordinary shares issued in the merger, Sensata respectfully submits that the language of the opinion regarding the shares being “credited as fully paid” is equivalent for purposes of Regulation S-K Item 601(b)(5) with the concept of shares being “fully paid” and complies with the requirements of Regulation S-K Item 601(b)(5).
Exhibit 8.1
15.    Please file an exhibit that opines on all material federal income tax consequences. We note that the first sentence of the third-to-last paragraph of this exhibit appears to exclude federal income tax consequences. We also note that the penultimate paragraph of this exhibit and paragraph 5.1 of exhibit 8.2 address the accuracy of the disclosure rather than providing counsel’s opinion. For guidance, see Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.
Response:    Exhibits 8.1 and 8.2 have been revised as suggested.

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16.    Purchasers of the offered securities are entitled to rely on the opinion. Please file an opinion that does not suggest the contrary. We note for example the penultimate sentence of this exhibit and section 6.1 of exhibit 8.2.
Response:    Exhibits 8.1 and 8.2 have been revised as suggested.
17.    Please file a revised opinion that clarifies whether the Documents mentioned in the second paragraph were relied upon only for questions of fact. Also clarify whether the statement in the second paragraph regarding any representation being true without the qualifications as to knowledge and belief is referring solely to representations of fact rather than law.
Response:    Exhibit 8.1 has been revised as suggested.
If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1283.
Sincerely,
/s/ Daniel S. Clevenger
Daniel S. Clevenger
DSC:

cc:	Steven Reynolds
Mary Shields